

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

September 27, 2010

Juan Luis Cebrián
Chief Executive Officer
Promotora de Informaciones, S.A.
c/o National Registered Agents, Inc.
1090 Vermont Avenue, N.W.
Suite 1910
Washington, D.C. 20090

> **Re: Promotora de Informaciones, S.A.
> Amendment No. 2 to Form F-4
> Filed on September 17, 2010
> File No. 333-166653**

Dear Mr. Cebrián:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment seven in our letter dated August 31, 2010. Please disclose why you believe the transaction satisfies the definition of a Business Combination (". . . the acquisition by the Corporation of one or more operating business . . .") included in Article 5 of Liberty's Articles of Incorporation. In this regard, we note that it does not appear that Liberty will acquire anything in this transaction, so Liberty itself will not acquire a controlling interest in a target business. Also disclose the minimum voting power that former Liberty stockholders may have upon consummation of the transaction, considering maximum cash elections and redemptions and any other variables that could reduce their total voting power. Clarify whether or not you are including the newly issued preferred shares in this disclosure. If so, quantify the voting power percentage attributable to these shares.

Finally, address this issue in the risk factor regarding rescission on page 48 as well as in your response to comment six below.

2.   We note your response to comment 11 in our letter dated August 31, 2010. However, the form of opinion filed as Exhibit 5 contains inappropriate qualifications due to the fact that the securities to be registered are not currently authorized. Please confirm that you intend to file an unqualified Exhibit 5 legal opinion by means of a post-effective amendment prior to issuance of the securities and provide us with a draft for review.

Risk Factors, page 33

The failure of Prisa's controlling stockholder group . . ., page 45

3.   Please further revise this risk factor to explain what will constitute a change of control under the DTS shareholder agreements and describe the terms of a forced share sale pursuant to those agreements.

The Business Combination Proposal, page 72

Background of the Business Combination, page 72

4.   We note your response to comment 25 in our letter dated August 31, 2010 and your revised disclosure regarding the presentations of your financial advisor. However, it is still not clear why you believe that such presentations do not constitute reports, opinions or appraisals within the meaning of Item 1015(a) of Regulation M-A. Please provide a detailed analysis supporting your interpretation of this requirement. Alternatively, include the presentations as exhibits to the registration statement. If you believe earlier presentations are not material to the transaction, please explain why. Please note that we are in the process of reviewing the supplemental materials you provided and may have further comments.

Liberty's Reasons for the Business Combination and Recommendation of Liberty's Board of Directors, page 79

5.   We note your response to comment 28 in our letter dated August 31, 2010 and your revised disclosure on page 81. Please revise your background discussion to provide additional information about the Liberty board's consideration of alternative transactions.

6.   We note your response to comment 29 in our letter dated August 31, 2010 and your revised disclosure on page 85. Please expand this disclosure to identify the transaction terms referenced in the risk factor related to potential rescission rights on page 48. For each of these transaction terms, explain the basis for the Liberty board's

conclusion that the terms were consistent with the certificate of incorporation and IPO prospectus disclosure.

7.   We note your response to comment 32 in our letter dated August 31, 2010 and your revised disclosure on page 84. As requested in our prior comment, please disclose the actual recent and historical share prices considered by the Liberty board in connection with its analysis.

8.   Please disclose the maximum amount that Prisa's controlling shareholder group could own following the transaction (assuming maximum cash elections, redemptions, etc.) and address how that would impact the market for Prisa's shares and the Liberty's board's valuation assessment.

<u>Information About Liberty and Liberty Virginia, page 267</u>

9.   Please further revise your disclosure on page 267 about the waiver of the co-investment obligation to also explain that, while dilution may be limited, the aggregate cash commitment amounts will not be available to Prisa following the transaction.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Assistant Chief Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Advisor, at (202) 551-3399, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3350 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

for   Larry Spirgel
Assistant Director

cc: Adam O. Emmerich, Esq.
Nancy Greenbaum, Esq.,
Wachtell, Lipton, Rosen & Katz
Facsimile to (212) 403-2000